Exhibit 99.1

ENLIVEX LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

ENLIVEX LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

ENLIVEX LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2026	2025

ASSETS
Current Assets
Cash and cash equivalents	$5,518	$1,894
Short-term interest-bearing deposits	-	3,861
Prepaid expenses and other receivables	3,420	4,361
Digital assets, at fair value	107,328	24,273
Digital assets purchase option	3,634,737	1,708,789
Total Current Assets	3,751,003	1,743,178

Non-Current Assets
Property and equipment, net	249	361
Digital assets, at fair value	1,146,808	582,508
Other assets	1,906	951
Total Non-Current Assets	1,148,963	583,820
TOTAL ASSETS	$4,899,966	$2,326,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Convertible debt, net	$16,877	$-
Accounts payable trade	1,694	3,808
Accrued expenses and other liabilities	12,720	5,213
Derivative liability	128	-
Total Current Liabilities	31,419	9,021

Non-Current Liabilities
Deferred tax liability	969,937	382,646
Lease liabilities	371	383
Total Non-Current Liabilities	970,308	383,029

Commitments and Contingent Liabilities

TOTAL LIABILITIES	1,001,727	392,050

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 6.00 par value:
Authorized: 158,333,333 and 83,333,333 shares as of June 30, 2026 and December 31, 2025, respectively; Issued and outstanding: 16,832,017 and 15,825,434 as of June 30, 2026 and December 31, 2025, respectively;	30,703	28,730
Additional paid in capital	808,967	796,696
Accumulated other comprehensive income	1,101	1,101
Retained earnings	3,057,468	1,108,421
TOTAL SHAREHOLDERS’ EQUITY	3,898,239	1,934,948
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,899,966	$2,326,998

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENLIVEX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS & COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	2,922	2,141	6,624	4,691
General and administrative expenses	1,310	937	9,204	1,891
Other expenses	-	-	-	29
	4,232	3,078	15,828	6,611

Operating loss	(4,232)	(3,078)	(15,828)	(6,611)

Income on digital assets, net	601,439	-	609,763	-
Change in fair value of digital assets purchase option	1,862,461	-	1,943,680	-
Finance income (expenses), net	(1,357)	1,210	(1,276)	1,291

Income (loss) before taxes on income	2,458,311	(1,868)	2,536,339	(5,320)

Taxes on income	(566,697)	-	(587,292)	-

Net income (loss)	$1,891,614	$(1,868)	$1,949,047	$(5,320)

Total comprehensive income (loss)	$1,891,614	$(1,868)	$1,949,047	$(5,320)

Basic earnings (loss) per share	$114.4	$(1.20)	$120.10	$(3.40)
Weighted average number of shares outstanding	16,540,934	1,590,378	16,232,377	1,587,165

Diluted earnings (loss) per share	$97.80	$(1.20)	$108.50	$(3.40)
Weighted average number of shares outstanding	19,333,464	1,590,378	17,960,437	1,587,165

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENLIVEX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares			Accumulated other	Retained earnings
	Number of Shares	Amount	Additional paid in capital	comprehensive income	(Accumulated deficit)	Total

Balance as of December 31, 2025	15,825,434	$28,730	$796,696	$1,101	$1,108,421	$1,934,948
Changes during the three-month period ended March 31, 2026:
Restricted stock units vested	413,527	793	(793)	-	-	-
Issuance of shares for cash consideration of $3,764 net of $167 issuance costs	197,563	379	3,218	-	-	3,597
Share based compensation	-	-	6,582	-	-	6,582
Net income	-	-	-	-	57,433	57,433
Balance as of March 31, 2026 (unaudited)	16,436,524	29,902	805,703	1,101	1,165,854	2,002,560

Changes during the three-month period ended June 30, 2026:
Restricted stock units vested	-	-	-	-	-	-
Issuance of shares for cash consideration of $1,604 net of $48 issuance costs	129,586	263	1,293	-	-	1,556
Issuance of shares upon conversion of a convertible debt	265,907	538	1,795	-	-	2,333
Settlement of derivative liability	-	-	18	-	-	18
Share based compensation	-	-	158	-	-	158
Net income	-	-	-	-	1,891,614	1,891,614
Balance as of June 30, 2026 (unaudited)	16,832,017	$30,703	$808,967	$1,101	$3,057,468	$3,898,239

Balance as of December 31, 2024	1,576,733	$2,685	$146,910	$1,101	$(127,107)	$23,589
Changes during the three-month period ended March 31, 2025:
Restricted stock units vested	2,286	4	(4)	-	-	-
Issuance of shares for cash consideration of $203 net of $6 issuance costs	10,978	18	179	-	-	197
Share based compensation	-	-	293	-	-	293
Net loss	-	-	-	-	(3,452)	(3,452)
Balance as of March 31, 2025 (unaudited)	1,589,997	2,707	147,378	1,101	(130,559)	20,627

Changes during the three-month period ended June 30, 2025:
Restricted stock units vested	558	1	(1)	-	-	-
Share based compensation	-	-	295	-	-	295
Net loss	-	-	-	-	(1,868)	(1,868)
Balance as of June 30, 2025 (unaudited)	1,590,555	$2,708	$147,672	$1,101	$(132,427)	$19,054

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENLIVEX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flows from operating activities
Net income (loss)	$1,949,047	$(5,320)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	121	175
Unrealized (income) on digital assets	(617,152)	-
Income from changes in fair value of digital assets purchase option	(1,943,680)	-
Change in fair value of derivative liability	(16)	-
Convertible debt interest	1,442	-
Capital (gain) loss on sale of property and equipment		1
(Income) on bank deposits	(128)	(1,131)
Loss on assets and liabilities classified as held for sale	-	29
Non-cash operating lease expenses	123	134
Share-based compensation	6,740	588
Deferred taxes	587,292	-
Changes in operating assets and liability items:
Increase in prepaid expenses and other receivables	33	153
Decrease in accounts payable trade	(2,114)	(269)
Increase (decrease) in accrued expenses and other liabilities	7,468	(89)
Operating lease liabilities	(111)	(93)
Net cash used in operating activities	(10,935)	(5,822)

Cash flows from investing activities
Purchase of property and equipment	(9)	(39)
Proceeds from sale of property and equipment		1
Proceeds from sale of assets held for sale	-	579
Investment in short-term interest-bearing bank deposits	-	(16,881)
Release of short-term interest-bearing bank deposits	3,989	20,582
Purchase of digital assets	(12,471)	-
Net cash (used in) provided by investing activities	(8,491)	4,242

Cash flows from financing activities
Proceeds from issuance of convertible debt	17,930	-
Proceeds from issuance of shares, net	5,154	197
Net cash provided by financing activities	23,084	197

Increase (decrease) in cash, cash equivalents and restricted cash	3,658	(1,383)
Cash, cash equivalents and restricted cash - beginning of period	2,373	3,731
Cash, cash equivalents and restricted cash - end of period	$6,031	$2,348
Non-cash investing and financing transactions:
Issuance of shares upon conversion of a convertible debt	$2,333	$-
Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-
Cash received for interest, net	$68	$720

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.  General

Enlivex Ltd. (formerly known as Enlivex Therapeutics Ltd.) (together with its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), incorporated on January 22, 2012 under the laws of the State of Israel, is a longevity therapeutics Company focused on advancing therapies targeting inflammatory conditions associated with aging. The Company is currently focused on the treatment of osteoarthritis as its primary inflammatory indication, utilizing its lead therapeutic candidate, Allocetra™, a macrophage reprogramming therapy designed to restore immune balance and address inflammatory and degenerative conditions associated with aging.

The Company’s activities primarily consist of clinical development, including the conduct and management of clinical studies, regulatory interactions, and related corporate and administrative functions associated with advancing its therapeutic program.

On November 24, 2025, the Company adopted management’s treasury strategy centered on digital assets, primarily the RAIN token and related instruments. RAIN serves as the Company’s primary treasury reserve asset and is associated with a decentralized prediction-markets protocol built on blockchain infrastructure. Through this treasury strategy, the Company aims to provide investors with exposure to the emerging prediction-markets protocol. Management believes that, over time, this treasury strategy may potentially contribute to enhancing long-term shareholder value.

The Company’s ordinary shares, par value of NIS 6.00 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on the Nasdaq Capital Market. The Ordinary Shares formerly traded on the Tel Aviv Stock, but such trading ceased on April 26, 2026, following the Company’s voluntary delisting of the shares on such exchange.

b.   Digital Asset Treasury Strategy –

The Company has adopted a digital asset treasury strategy under which it holds digital assets, primarily RAIN digital assets, as significant components of its treasury reserves. As of the reporting date, substantially all of the Company’s treasury holdings consisted of RAIN and RAIN-related digital assts.

RAIN is a digital asset issued in connection with a decentralized protocol operating on the Arbitrum blockchain.

RAIN functions as a governance and utility token within the protocol’s ecosystem, which is designed to enable the creation and participation in decentralized prediction and options markets. RAIN does not include a native proof-of-stake mechanism or protocol-level staking rewards. Any economic benefits to token holders are derived from governance participation and protocol mechanisms that may affect token supply over time.

The Company holds RAIN for treasury purposes and does not currently engage in short positions, leverage, or other strategies designed to reduce or hedge its net economic exposure to RAIN.

The Company holds its RAIN digital assets with a third-party custodian that provides custody and safeguarding services for digital assets. The custodial wallets are maintained in segregated qualified custodial accounts in the Company’s name.

As of the reporting date, the Company holds its RAIN tokens on a passive, non-yield-generating basis and does not deploy them into third-party protocols or smart contracts.

The Company may, from time to time, utilize a portion of its RAIN holdings for liquidity management purposes or for participation in decentralized finance arrangements. RAIN supplied to third-party protocols would be subject to protocol-specific terms, which may include withdrawal restrictions, lock-up periods, or delays in the ability to access or transfer the tokens.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

c.  Financial resources

The Company devotes substantially all of its efforts to research and development activities and to raising capital to support such activities. Accordingly, the Company is subject to significant risks and uncertainties, including the risk of not securing additional funding before achieving sustainable operating revenues and profitability. Since inception, the Company’s research and development activities have required significant capital investment. The Company has historically incurred operating losses and negative operating cash flows and expects to continue to incur operating losses for the foreseeable future.

For the three and six-month periods ended June 30, 2026 and for the year ended December 31, 2025, the Company recognized significant unrealized gains related to its RAIN digital asset holdings and the Company’s purchase option to acquire additional RAIN tokens (the “RAIN Option”), which resulted in net income and a positive accumulated earnings balance as of June 30, 2026. These gains are primarily non-operating in nature and do not reflect profitability from the Company’s core clinical operating activities.

The Company’s ability to achieve sustainable profitability from operations in the longer term remains dependent on several factors, including: (i) obtaining sufficient financing; (ii) the successful commercialization of its product candidates or the establishment of revenue-generating collaborations; (iii) the success of its research and development activities; (iv) competitive developments within the biotechnology and pharmaceutical industries; and (v) the receipt of required regulatory approvals and market acceptance of its product candidates.

In assessing the Company’s ability to meet its obligations as they become due during the look-forward period, management considered all liquidity sources available as of the date of publishing these financial statements, including the Company’s digital asset holdings. The Company maintains a portion of its RAIN holdings in an unencumbered and readily available form to meet short-term obligations. RAIN is traded in exchange for the USDT stablecoin; therefore, any sale of RAIN by the Company would result in the receipt of USDT, which would then need to be converted into U.S. dollars to obtain cash. Rain is traded in an active market characterized by sufficient transaction frequency and volume to provide reliable, ongoing pricing information, and is not subject to sale restrictions that would impair its availability. Management believes these unencumbered holdings can be converted to cash promptly and at a low transaction cost. However, the economic value of these holdings is subject to potentially significant short-term fluctuation due to the price volatility characteristic of digital asset markets. Accordingly, in assessing the sufficiency of liquidity for the look-forward period, management performed sensitivity analysis over adverse price scenarios for these holdings.

Based on current financial resources and expected expenditures, management and the Board of Directors believe that the Company has sufficient resources to fund its operations for at least twelve months following the date of filing of these financial statements with the U.S. Securities and Exchange Commission (the “SEC”).

The Company may, however, seek to raise additional capital during this period, as the Board deems appropriate. The Company intends to finance its operations primarily through equity and equity-linked financing (including convertible debt) and, in the longer term, through revenues from its product candidates. There can be no assurance that such long-term financing will be available on acceptable terms, or at all.

d. Approval of financial statements

These financial statements were approved by the Board on September 23, 2026.

e.   On May 12, 2026, the Company received a notification from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Ordinary Shares remained below the minimum required bid price of $1.00 per share for 30 consecutive business days. The Company was granted a compliance period of 180 calendar days to regain compliance with the minimum bid price requirement.

On June 5, 2026, the Board of Directors approved the implementation of a 1-for-15 reverse share split, which became effective on July 9, 2026. Following the reverse share split, the Company regained compliance with the minimum bid price requirement by maintaining a closing bid price of at least $1.00 per share for the required period.

On July 23, 2026, the Company received written confirmation from Nasdaq that it had regained compliance with Listing Rule 5550(a)(2).

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto included in the Company’s 2025 Annual Report on Form 20-F, as filed with the SEC on March 25, 2026 (the “Annual Financial Statements”). The results of operations for the interim periods presented herein are not necessarily indicative of the operating results for any future period. The December 31, 2025 financial information has been derived from the Annual Financial Statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities. The Company’s management believes that the estimates, judgments and assumptions used were reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts in the statements of operations during each reporting period. Actual results could differ materially from those estimates.

Functional currency and translation to the reporting currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

Transactions denominated in currencies other than the functional currency are translated at the exchange rates in effect at the date of the transaction.

1 U.S. dollar = 2.978 NIS and 3.19 NIS as of June 30, 2026 and December 31, 2025, respectively.

The U.S. dollar decreased against the NIS: (5.91)%, (6.65)%, (9.31)% and (7.54)% during the three and six-month periods ended June 30, 2026 and 2025, respectively.

Digital assets

Digital assets consist primarily of RAIN tokens. The Company’s accounting policy for digital assets is consistent with that disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025. Digital assets are measured at fair value in accordance with ASC 350-60, with changes in fair value recognized in earnings.

The fair value of digital assets is determined in accordance with ASC 820 based on quoted prices in active markets for identical assets. In determining fair value, the Company identifies the principal market, defined as the market with the greatest volume and level of activity to which the Company has access, and uses prices from that market. The Company evaluates the principal market at each reporting date based on observable trading activity and available market data.

The Company’s digital assets are classified within Level 1 of the fair value hierarchy, as fair value is based on observable quoted prices in active markets.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

Digital assets purchase option

The Company’s accounting policy for the RAIN Option is consistent with that disclosed in the Annual Financial Statements.

The RAIN Option represents a derivative financial instrument within the scope of ASC 815 and is recognized at fair value upon initial recognition and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings. The fair value of the RAIN Option is determined in accordance with ASC 820 using valuation techniques that incorporate observable market data, including the price of the underlying digital asset and other market-based inputs. The Company classifies the RAIN Option within Level 2 of the fair value hierarchy, as the valuation is based primarily on observable inputs.

The Company reassesses the valuation inputs and assumptions at each reporting date to reflect current market conditions.

The RAIN Option represented a significant component of the Company’s financial position as of June 30, 2026.

Convertible Debt and Embedded Derivatives

The Company accounts for convertible debt instruments in accordance with ASC 470.

Debt is initially recognized at the amount of proceeds received, net of original issue discounts and issuance costs. The difference between the proceeds received and the contractual repayment amount is recorded as an original issue discount (“OID”). Subsequent to initial recognition, the debt is measured at amortized cost using the effective interest method. Amortization of the OID and issuance costs is recognized as interest expense over the term of the instrument.

The Company evaluates all features embedded in debt instruments in accordance with ASC 815 to determine whether bifurcation is required. Embedded features are bifurcated from the host contract and accounted for separately as derivative liabilities when: (i) the economic characteristics and risks of the embedded feature are not clearly and closely related to those of the host contract; (ii) the embedded feature meets the definition of a derivative; and (iii) the embedded feature does not qualify for the equity scope exception.

Derivative Liabilities

Derivative liabilities are initially recognized at fair value and are remeasured at fair value at each reporting date, with changes in fair value recognized in earnings. The Company measures derivative liabilities using valuation techniques that incorporate significant unobservable inputs and classifies such instruments within Level 3 of the fair value hierarchy under ASC 820.

Debt Issuance Costs

When a debt instrument includes embedded features that are bifurcated and accounted for separately as derivative liabilities, transaction costs incurred in connection with the issuance of such debt instrument are allocated between the debt host contract and the derivative components based on their relative fair values at initial recognition. The portion of issuance costs allocated to the debt host contract is presented as a direct deduction from the carrying amount of the debt and is amortized to interest expense using the effective interest method over the term of the instrument. The portion of issuance costs allocated to the derivative components is recognized in earnings as incurred and is not deferred.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted-average number of Ordinary Shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares, in accordance with ASC 260, “Earnings per Share.” The following data show the amounts used in computing earnings (loss) per share and the effect on income (loss):

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands except share and per share data)	2026	2025	2026	2025

Basic earnings (loss) per share:
Income (loss) from continuing operations	$1,891,614	$(1,868)	$1,949,047	$(5,320)
Weighted-average number of shares outstanding	16,540,934	1,590,378	16,232,377	1,587,165
Basic earnings (loss) per share	$114.40	$(1.20)	$120.10	$(3.40)

For the three and six-month periods ended June 30, 2026, the Company reported net income and included the effect of dilutive securities in the calculation of diluted earnings per share.

For the three and six-month periods ended June 30, 2025, the Company reported a net loss. Accordingly, all potentially dilutive securities were excluded from the calculation of diluted loss per share, as their inclusion would have been anti-dilutive.

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands except share and per share data)	2026	2025	2026	2025

Diluted earnings (loss) per share:
Weighted-average number of shares - basic	16,540,934	1,590,378	16,232,377	1,587,165
Effect of dilutive securities:
Weighted average number of stock options	-	-	-	-
Weighted average number of convertible debt	2,637,924	-	1,576,763	-
Weighted average number of restricted stock units	28,662	-	25,353	-
Weighted average number of warrants	125,944	-	125,944	-
Weighted-average number of shares – diluted	19,333,464	1,590,378	17,960,437	1,587,165
Diluted earnings (loss) per share	$97.80	$(1.20)	$108.50	$(3.40)

The following potential Ordinary Shares were excluded from the computation of diluted earnings (loss) per share because their effect would have been anti-dilutive.

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands except share and per share data)	2026	2025	2026	2025

Anti-dilutive securities:
Weighted average number of Ordinary Shares issuable under convertible debt	-	-	-	-
Weighted average number of stock options	177,961	191,521	178,977	191,741
Weighted average number of restricted stock units	-	78,053	-	78,681
Weighted average number of warrants	249,765	608,919	369,078	609,380
Number of shares excluded from diluted earnings (loss) per share	427,726	878,493	548,055	879,802

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

Risk Management and Concentration of Digital Asset Exposure

The Company’s exposure to risks associated with its digital assets, including RAIN, the related RAIN Option and USDT holdings, is consistent with the disclosures included in the Annual Financial Statements, except as described below.

Digital assets and the related RAIN Option continued to represent a substantial majority of the Company’s total assets as of June 30, 2026. Accordingly, the Company remains exposed to concentration risk associated with its reliance on a limited number of digital assets, primarily RAIN. This concentration exposes the Company to significant volatility in its financial position and results of operations.

The Company is exposed to market price risk due to fluctuations in the quoted price of RAIN tokens. Changes in market prices are recognized in earnings in the period in which they occur.

During the six months ended June 30, 2026, the Company held USDT, a stablecoin commonly used for settlement of digital asset transactions. While USDT is designed to maintain a stable value relative to the U.S. dollar, it is subject to risks associated with its issuer, market liquidity and the underlying reserve mechanisms. Accordingly, the Company is exposed to risks related to the stability and convertibility of USDT into U.S. dollars.

The Company is also exposed to valuation risk related to the measurement of the RAIN Option, which is affected by changes in market inputs, including the price of RAIN and expected volatility.

The Company is also exposed to liquidity risk associated with its repayment obligations under the Note (as defined in Note 12). The Note contains scheduled repayment obligations and customary events of default and acceleration provisions. The occurrence of an event of default could require the Company to repay its obligations earlier than scheduled and could result in the enforcement of the lender’s security interest in certain pledged digital assets.

The Company continues to hold its digital assets, including USDT, with third-party custodians in segregated accounts. Digital assets remain subject to cybersecurity, operational and custodial risks inherent in digital asset custody.

There have been no material changes in the Company’s concentrations of credit risk from those disclosed in the Annual Financial Statements, except for the addition of exposure to stablecoins as described above.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

New Accounting Standards Recently Adopted

Measurements of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This ASU provides a practical expedient that allows entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC Topic 606, “Revenue from Contracts with Customers”.  The adoption of this ASU as of January 1, 2026 did not have a material impact on the Company’s consolidated financial statements and disclosures.

New Accounting Standards Not Yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures,” which requires additional disclosure of certain costs and expenses in the notes to the financial statements. The updated standard is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted and will be applied prospectively with the option for retrospective application. This ASU will likely result in additional disclosures, the Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

Accounting for Internal-Use Software

In September 2025, the FASB issued ASU No. 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Simplifying the Accounting for Internal-Use Software.” The updated guidance changes the capitalization criteria for internal-use software by replacing the existing stage-based model with a principles-based approach focused on the point at which management authorizes the software project, funding is approved, and it is probable that the software will be completed and used as intended. Costs that do not directly relate to the development of internal-use software, such as training, data conversion, and ongoing maintenance, will continue to be expensed as incurred. This standard is effective for annual and interim periods beginning after December 15, 2027. Early adoption is permitted and the standard will be applied prospectively. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements or disclosures.

Interim Reporting

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements,” which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same amounts shown in the statement of cash flows.

	June 30,	December 31,
(in thousands)	2026	2025

Cash held in banks	$3,504	$1,580
Bank deposits with original maturities of three months or less (annual average interest rate 4.2 %and 4.2%, respectively)	2,014	314
Total cash and cash equivalents	5,518	1,894
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	400	366
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$6,031	$2,373

NOTE 4 – SHORT TERM DEPOSITS

	June 30,	December 31,
(in thousands)	2026	2025

Bank deposits in U.S. $ (annual average interest rate 5.863%)	$-	$61
Bank deposits in NIS (annual average interest rate 4.410%)	-	3,800
	$-	$3,861

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	June 30,	December 31,
(in thousands)	2026	2025

Prepaid expenses	$3,110	$3,851
Tax authorities	172	162
Receivables on account of assets sold	25	235
Others	113	113
	$3,420	$4,361

NOTE 6 – DIGITAL ASSETS

As of June 30, 2026 and December 31, 2025, the Company held 79,568,550,005 and 75,789,453,031 RAIN tokens, respectively, with a fair value of $ 1,254,136 thousand and $606,781 thousand, respectively.

During the six months ended June 30, 2026, the Company held 10,000,000 USDT tokens with a fair value of $10,000 thousand. USDT activity during the period primarily reflects transactions used for the acquisition of RAIN digital assets.

The following table presents the changes in the Company’s digital assets for the six months ended June 30, 2026:

	Six-month period ended June 30, 2026
(in thousands)	RAIN	USDT	Total

Balance at beginning of period	$606,781	$-	$606,781
Purchases	30,203	10,000	40,203
Sales	-	(10,000)	(10,000)
Unrealized gains (losses)	617,152	-	617,152
Balance at end of period	$1,254,136	$-	$1,254,136

During the six months ended June 30, 2026, the Company reassessed the markets in which it transacts in RAIN and concluded that there is no change in the principal market compared to that used for the year ended December 31, 2025.

As of June 30, 2026, the Company’s digital asset holdings were not subject to contractual sale restrictions or lock-up provisions. However, certain digital assets are pledged as collateral in connection with the Company’s obligations under the Note and are subject to security interests and related control mechanisms, which may affect the Company’s ability to transfer such assets. Please see Note 12 for additional information.

As of June 30, 2026 and December 31, 2025, the Company’s digital assets consisted of the following:

	June 30, 2026		December 31, 2025
(in thousands except token amounts)	Tokens	Fair Value	Tokens	Fair Value

RAIN – current	6,809,400,004	$107,328	3,030,303,030	$24,273
RAIN – noncurrent	72,759,150,001	1,146,808	72,759,150,001	582,508
Total RAIN	79,568,550,005	1,254,136	75,789,453,031	606,781

Total USDT – current	-	-	-	-

Total digital assets		$1,254,136		$606,781

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

The components of income on digital assets, net, were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2026	2025	2026	2025

Unrealized gains recognized in earnings	$605,453	$-	$617,152	$-
Commissions to custodian and to asset manager	(4,014)	-	(7,389)	-
Realized gains (losses) recognized in earnings	-	-	-	-
	$601,439	$-	$609,763	$-

NOTE 7 – DIGITAL ASSETS PURCHASE OPTION

On March 15, 2026, the Company and the RAIN Foundation amended the RAIN Option to extend its contractual expiration date from December 1, 2026 to December 31, 2027. No other material terms of the RAIN Option were modified.

The Company evaluated the amendment in accordance with ASC 815 and concluded that the modification represents a continuation of the existing derivative instrument. Accordingly, the impact of the extension was reflected in the fair value measurement as of the modification date.

The fair value of the RAIN Option continues to be determined in accordance with ASC 820 using a Black-Scholes valuation model. The valuation incorporates observable market inputs, including the quoted market price of RAIN and market-derived measures of expected volatility based on available trading data.

As of June 30, 2026, the RAIN Option was classified within Level 2 of the fair value hierarchy, as the valuation is based primarily on observable inputs.

The following key assumptions were used in the valuation of the RAIN Option:

	June 30,	December 31,
	2026	2025
Risk-free interest rate	4.1%	3.5%
Expected volatility	131%	184%
RAIN market price (per token)	$0.015762	$0.008006
Remaining contractual term (years)	1.50	0.92
Exercise price	$0.0033	$0.0033

The fair value of the RAIN Option is highly sensitive to changes in the market price of RAIN and expected volatility.

The following table presents a roll-forward of the RAIN Option asset measured using Level 2 inputs:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2026	2025	2026	2025

Balance at beginning of period	$1,790,008	$-	$1,708,789	$-
Fair value upon initial recognition		-		-
Change in fair value recognized in earnings	1,862,461	-	1,943,680	-
Settlements / conversions	(17,732)	-	(17,732)	-
Balance at end of period (fair value)	$3,634,737	$-	$3,634,737	$-

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	June 30,	December 31,
(in thousands)	2026	2025

Cost:
Laboratory equipment	$2,072	$2,072
Computers	534	525
Office furniture & equipment	124	124
Leasehold improvements	947	947
Total cost	3,677	3,668
Accumulated depreciation:
Laboratory equipment	2,065	2,052
Computers	450	410
Office furniture & equipment	53	49
Leasehold improvements	860	796
Total accumulated depreciation	3,428	3,307
Depreciated cost	$249	$361

Depreciation expenses for the three- and six-month periods ended June 30, 2026 and 2025 were $57, $121, $85 and $175 thousand, respectively.

NOTE 9 – OTHER ASSETS

	June 30,	December 31,
(in thousands)	2026	2025

Restricted cash	$400	$366
Long term deposit	7	8
Long-term prepaid expenses	910	-
Right-of-Use assets, net	589	577
	$1,906	$951

NOTE 10 – ACCRUED EXPENSES AND OTHER LIABILITIES

	June 30,	December 31,
(in thousands)	2026	2025

Vacation, convalescence and bonus accruals	$2,824	$2,728
Employees and payroll related	416	339
Short-term operating lease liabilities	296	258
Accrued expenses and other	9,184	1,888
	$12,720	$5,213

NOTE 11 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles.

	Six months ended June 30,
(in thousands)	2026	2025

The components of lease expense were as follows:
Operating leases expenses	$139	$154
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$139	$163
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$137	$43

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	June 30,	December 31,
(in thousands)	2026	2025

Other assets - ROU assets	$1,245	$1,108
Accumulated amortization	656	531
Operating lease ROU assets, net	$589	$577

	June 30,	December 31,
(in thousands)	2026	2025

Lease liabilities – current - Accounts payable and accrued liabilities	$296	$258
Lease liabilities – noncurrent	371	383
Total operating lease liabilities	$667	$641
Weighted average remaining lease term in years	2.4	1.54
Weighted average annual discount rate	4.9%	4.9%

Maturities of operating lease liabilities as of June 30, 2026, were as follows:

(in thousands)
2026 (after June 30)	$146
2027	342
2028	234
2029	8
Total undiscounted lease liability	730
Less: Imputed interest	(63)
Present value of lease liabilities	$667

NOTE 12 – CONVERTIBLE DEBT

On March 23, 2026, the Company issued a senior secured convertible promissory note, due March 23, 2027 (the “Note”), with a face value of $21 million in exchange for gross proceeds of approximately $19 million. The difference between the proceeds and the face value is recorded as an OID.

The Note matures 12 months from issuance and does not bear stated interest. The Note is repayable by the Company in nine monthly installments of approximately $2.3 million each, commencing on the 90th day following the issuance date. The Company may settle such repayments of principal in cash, Ordinary Shares, or a combination thereof, subject to the terms of the Note, with cash repayments including an additional 4% premium. To secure the Company’s obligations under the Note, the Company entered into a security agreement, pursuant to which the Company granted to the holder of the Note a first priority security interest in certain of the Company’s accounts containing the Company’s digital assets, including its RAIN token portfolio, including, among other things, all digital assets and other assets in such accounts, all books and records related thereto and any and all proceeds thereof.

On June 22, 2026, the Company elected to settle the first scheduled principal installment under the Note by issuing 265,907 Ordinary Shares to the holder of the Note. The shares had an aggregate value of $2,485,000, which was applied toward the repayment of the first principal installment in accordance with the terms of the Note.

The debt host contract is accounted for as a financial liability in accordance with ASC 470 and is subsequently measured at amortized cost using the effective interest method.

Certain embedded features within the Note were bifurcated and accounted for as a derivative liability (see Note 13 – Derivative Liability). The issuance costs totaling $1,079,000 at initial recognition were allocated between the debt host contract and the derivative liability.

The Note is presented net of unamortized discount and issuance costs totaling $1,790,000 as of June 30, 2026. Interest expense for the three and six-month periods ended June 30, 2026 included amortization of the OID and issuance costs of $1,328,000 and $1,442,000, respectively.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 13 – DERIVATIVE LIABILITY

In connection with the issuance of the Note, the Company identified certain features embedded within the Note that require bifurcation and accounting as a single compound derivative liability in accordance with ASC 815.

These derivative instruments primarily relate to:

(i) certain conversion features with variable or contingent pricing, and

(ii) share settlement provisions based on market pricing mechanisms.

These features are evaluated on a combined basis as a single compound embedded derivative.

The Company determined that these features result in variability in the number of Ordinary Shares that may be issued, incorporate market-based pricing inputs, and include contingent provisions that may affect the settlement amount or method upon the occurrence of specified events. Such features expose the holder to returns that are not consistent with a fixed-for-fixed equity structure and do not qualify for the equity scope exception. Accordingly, these features were bifurcated and are accounted for as a derivative liability.

The derivative liability is remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

The Company applied a Monte Carlo simulation model to estimate the fair value of the derivative liability, as this approach captures the path-dependent and non-linear characteristics of the instrument, including settlement features based on trading price metrics and other market-based conditions.

The valuation of the derivative liability incorporates significant inputs, including: expected volatility of the Company’s share price, risk-free interest rate; expected term of the instrument; expected settlement behavior; and probability and timing of contingent events.

The fair value of the derivative liability is highly sensitive to changes in the price of the Ordinary Shares and expected volatility.

The following key assumptions were used in the valuation of the derivative liability:

	June 30,	March 23,
	2026	2026
Risk-free interest rate	4%	3.76%
Expected volatility	83.2%	77.2%
Remaining contractual term (years)	0.65	0.92

The following table presents a roll-forward of the derivative liabilities measured using Level 3 inputs:

	June 30,
(in thousands)	2026	2025

Balance at beginning of period	$-	$-
Fair value upon initial recognition	162	-
Change in fair value recognized in earnings	(16)	-
Settlements / conversions	(18)	-
Balance at end of period (fair value)	$128	$-

At issuance, transaction costs of $9,000 attributable to these derivative instruments were expensed as incurred.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority, Ministry of Industry, Trade and Labor (the “IIA”)), computed on the basis of proceeds from the sale or license of products for development supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest.

The aggregate contingent obligation payable by the Company to the IIA as of June 30, 2026 was approximately $10.2 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest. As of June 30, 2026, the Company had not paid any royalties to the IIA.

NOTE 15 – EQUITY

a)	On February 3, 2026, at a shareholders’ meeting of the Company, the shareholders approved:

i.	Amended and restated Articles of Association increasing the Company’s authorized share capital to 158,333,333 registered Ordinary Shares with a nominal value of NIS 6.00 each.

ii.	A resolution authorizing the Board of Directors to effect a reverse share split of the Ordinary Shares at a ratio ranging from 1-for-2 to 1-for-20, with the final ratio and effective date to be determined by the Board within 12 months of the approval date. On June 5, 2026, the Board approved the implementation of a 1-for-15 reverse share split of the Ordinary Shares, which became effective on July 9, 2026. All share and per share amounts presented in these financial statements have been retroactively adjusted to reflect the reverse share split.

b)	On November 24, 2025, the Company entered into an At-The-Market Sales Agreement (the “Sales Agreement”), with BTIG, LLC (the “Sales Agent”), pursuant to which the Company may sell from time to time to or through the Sales Agent Ordinary Shares having an aggregate offering price of up to $299,553,108. The Sales Agent is entitled to a commission equal to 3.0% of the gross sales price per Ordinary Share issued and sold through the Sales Agent. Any potential sale of Ordinary Shares under the Sales Agreement will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333- 286956), filed by the Company with the SEC on May 2, 2025 and declared effective on May 12, 2025, as supplemented by a prospectus supplement dated November 24, 2025 filed with the SEC pursuant to Rule 424(b) under the Securities Act.

During the six months ended June 30, 2026, the Company issued and sold an aggregate of 327,149 Ordinary Shares under the Sales Agreement, resulting in a gross aggregate offering price of $5,368 thousand. Issuance expenses totaled $215 thousand.

c)	On June 22, 2026 the Company issued 265,907 Ordinary Shares to the holder of the Note as consideration for the settlement of the first scheduled principal installment under the Note (see Note 12 – Convertible Debt).

d)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company had been able to elect to sell Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents in transactions deemed to be “at-the-market” offerings. The Company had agreed to pay the Agents an aggregate commission of 3% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement. During the six months ended June 30, 2025 the Company issued and sold 10,978 Ordinary Shares under the ATM Agreement for gross consideration of $203 thousand. Issuance expenses totaled $6 thousand. The Company terminated the ATM Agreement in November 2025 in connection with entering into the Sales Agreement.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

e)	All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

	Six months ended June 30,
	2026		2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at beginning of period	504,487	$23.09	509,674	$30.15
Issued	-	$-	-	$-
Exercised	-	$-	-	$-
Forfeited and expired	(11,972)	$375.00	(1,517)	$150.00
Outstanding and exercisable at end of period	492,515	$14.53	508,157	$29.74

Set forth below is data regarding the range of exercise prices and expiration dates for warrants outstanding at June 30, 2026:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
238,096	$21.00	May 29, 2024	November 29, 2029 (i)
8,335	$26.25	May 29, 2024	May 27, 2029 (ii)
1,667	$48.75	November 26, 2024	February 2, 2027
1,667	$63.75	November 26, 2024	February 2, 2027
116,667	$15.00	November 24, 2025	November 30, 2030
79,708	$0.015	November 24, 2025	None
46,375	$0.015	November 24, 2025	None
492,515

(i)	The earlier of (a) November 29, 2029 and (b) the 60th day following the Company’s public announcement of its filing with the U.S. Food and Drug Administration for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”).

(ii)	The earlier of (a) May 27, 2029 and (b) 60 days following the Series B Milestone Event.

NOTE 16 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

As of June 30, 2026, 1,046,508 Ordinary Shares were authorized for future grants to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”).

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

b)	Stock option information

The following table contains additional information on options granted under the 2019 Plan:

	Three months ended June 30,
	2026		2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	177,960	$102.09	191,754	80.7
Forfeited and expired	-	$-	(334)	65.7
Outstanding at end of period	177,960	$102.09	191,420	80.7
Exercisable at end of period	174,596	$80.01	159,561	83.4

Non-vested at beginning of period	3,364	$3,364	32,010	66.75
Vested	-	$-	-	-
Forfeited	-	$-	(150)	48.15
Non-vested at the end of period	3,364	$3,364	31,860	66.9

	Six months ended June 30,
	2026		2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	182,547	$80.45	193,201	$80.55
Granted	-		$-	$-
Forfeited and expired	(4,587)	$102.09	(1,781)	$63.75
Outstanding at end of period	177,960	$79.89	191,420	$80.7
Exercisable at end of period	174,596	$80.01	159,561	$83.4

Non vested at beginning of period	3,364	$3,364	38,799	$65.7
Granted	-	$-	-	$-
Forfeited and expired	-	$-	(1,030)	$54.75
vested	-	$-	(5,975)	$61.05
Outstanding at end of period	3,364	$3,364	31,794	$66.9

During the three and six-month periods ended June 30, 2026 and 2025, the Company recognized $9, $18, $101 and $212 thousand, respectively, of share-based compensation expenses related to stock options.

As of June 30, 2026, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $16 thousand, which is expected to be recognized over a weighted average period of 0.83 years.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at June 30, 2026:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$21.30	1,000	8	$-	250
$40.35	6,021	0.68	-	6,021
$40.35	37,191	7.51	-	37,191
$48.15	14,075	7.63	-	14,075
$54.95	16,667	3.84	-	16,667
$70.20	1,936	3.75	-	1,936
$80.10	9,641	5.75	-	9,641
$80.10	29,271	6.38	-	29,157
$89.51	10,000	6.38	-	7,500
$93.30	2,746	1.50	-	2,746
$93.30	22,112	7.51	-	22,112
$122.85	10,000	7.51	-	10,000
$151.80	162	2.37	-	162
$151.80	406	7.51	-	406
$183.40	16,667	4.91	-	16,667
$321.00	65	7.51	-	65
	177,960		$-	174,596

d)	The following table contains information concerning restricted stock units granted under the 2019 Plan:

	Three months ended June 30,
	2026		2025
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	28,672	$14.75	78,290	$17.25
Vested	-	$-	(229)	$154.2
Forfeited	-	$-	(433)	$24.15
Nonvested at end of period	28,672	$14.75	77,628	$17.1

	Six months ended June 30,
	2026		2025
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	145	$21.15	82,305	$26.55
Granted	442,054	$15.54	-	$-
Vested	(413,527)	$15.6	(2,844)	$146.1
Forfeited	-	$-	(1,832)	$28.5
Nonvested at end of period	28,672	$14.75	77,629	$22.05

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported).

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

For the three and six-month periods ended June 30, 2026 and 2025, the Company recognized $149, $6,722, $194 and $376 thousand, respectively, of share-based compensation expense related to restricted stock units.

Total share-based compensation expense related to restricted stock units not yet recognized as of June 30, 2026 was $333 thousand, which is expected to be recognized over a weighted average period of 3.5 years.

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025
Research & development	$114	$111	$196	$246
General & administrative	44	184	6,544	342
Total	$158	$295	$6,740	$588

NOTE 17 – TAXES ON INCOME

a.	The effective tax rate was 23% for the six months ended June 30, 2026, compared to 0% for the prior year period.

The increase in the effective tax rate was primarily due to the recognition of taxable unrealized gains on digital assets during 2026, which are expected to result in taxable amounts upon future realization of the related assets.

b.	The components of the provision for income taxes are as follows:

(in thousands)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current tax - corporate taxes	$-	$-	$-	$-
Deferred tax	566,697	-	587,292	-
Taxes on income	$566,697	$-	$587,292	$-

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

NOTE 18 – FAIR VALUE HIERARCHY

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of June 30, 2026 and December 31, 2025:

	June 30, 2026
(in thousands)	Total	Level 1	Level 2	Level 3

Short term RAIN digital assets	$107,330	$107,330	$-	$-
Long term RAIN digital assets	1,146,806	1,146,806	-	-
RAIN Option	3,634,737	-	3,634,737	-
Total financial assets	4,888,873	1,254,136	3,634,737	-

Derivative liability	128	-	-	128
Total financial liabilities	$128	$-	$-	$128

	December 31, 2025
(in thousands)	Total	Level 1	Level 2	Level 3

Short term RAIN digital assets	$24,272	$24,272	$-	$-
Long term RAIN digital assets	582,508	582,508	-	-
RAIN Option	1,708,789	-	1,708,789	-
Total financial assets	$2,315,569	$606,780	$1,708,789	$-

The carrying amounts of cash, cash equivalents and short-term deposits approximate their fair value due to the short-term nature of these instruments.

ENLIVEX LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026 (UNAUDITED)

NOTE 19 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Finance income (expenses), net

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025

Interest income	$23	$236	$59	$469
Change in fair value of derivative liability	25	-	16	-
Convertible debt interest	(1,328)	-	(1,442)	-
Exchange differences, net	(75)	978	95	827
Bank commissions and other expenses	(2)	(4)	(4)	(5)
	$(1,357)	$1,210	$(1,276)	$1,291

NOTE 20 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Management has evaluated these events in accordance with ASC 855, Subsequent Events, and concluded that the following events represent non-recognized subsequent events and, accordingly, have been disclosed but not reflected in the consolidated financial statements:

1.	The Company issued and sold 2,929 Ordinary Shares under the Sales Agreement for gross proceeds of $16,003.

2.	On July 27, 2026, the Company entered into a Securities Purchase Agreement with The Rain Foundation, an existing shareholder of the Company, for a private placement of up to $400 million of Ordinary Shares (or pre-funded warrants in lieu thereof), subject to shareholder approval and other customary closing conditions. The purchase price may be paid in U.S. dollars, certain cryptocurrencies (including USDT and USDC) or RAIN tokens, with the applicable price per share depending on the form of consideration. The agreement also provides the Company with the right to require the investor to purchase up to an additional $400 million of securities over a period of up to 36 months following the initial closing of the private placement. On September 22, 2026, the Company terminated the securities purchase agreement in accordance with the Company’s termination rights thereunder; therefore, the Company will not consummate the private placement contemplated thereby nor seek shareholder approval in respect thereof.

3.	On August 11, 2026, the Company and the holder of the Note entered into an amendment to the Senior Secured Convertible Promissory Note described in Note 12 (the “Amendment”). Pursuant to the Amendment, (i) the event of default that would occur if the Company’s market capitalization remained below $75.0 million for ten consecutive trading days was deleted, and the holder waived the event of default that had previously occurred with respect thereto; (ii) the remaining aggregate principal amount outstanding under the Note was increased from approximately $16.3 million to $19.2 million; (iii) the maturity date was extended from March 23, 2027 to such date on which the Company shall have repaid the outstanding principal balance in full, based upon monthly payments that have been reduced from approximately $2.3 million to $1.2 million (which amount may be waived by the holder in its sole discretion with respect to any monthly payment, in which case the maturity date shall be extended for one additional month); (iv) interest at the rate of 10.0% per annum will accrue on the Note for each calendar day on which the Company’s market capitalization is less than $75.0 million; (v) the Holder may, in its discretion, convert the Note into Ordinary Shares from time to time on one or more occasions, and the amount of any such conversion shall be credited against the next succeeding monthly payment or payments; (vi) the conversion price has been revised to be the lower of (x) $40.37625 and (y) eighty percent (80%) of the average of the three lowest daily volume weighted average prices of the ordinary shares during the 20 trading days prior to the holder’s delivery of the applicable notice of conversion; and (vii) for the six-month period immediately following the date of the Amendment, the Company may prepay the Note in cash at a reduced premium of 2.5% rather than 5.0%. Except for the foregoing, all other material terms of the Note remain unmodified and in full force and effect.